August 2, 2011

Mara L. Branson

Legal Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	DCP Midstream Partners, LP

    Registration Statement on Form S-3, as amended

    Filed June 21, 2011

    File No. 333-175047

Dear Ms. Branson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, DCP Midstream Partners, LP hereby requests that the above-captioned Registration Statement on Form S-3, as amended (the “Registration Statement”), be accelerated so that the Registration Statement will become effective on August 3, 2011 at 12:00 p.m., Eastern Standard Time or as soon thereafter as practicable.

In addition, DCP Midstream Partners, LP formally acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve DCP Midstream Partners, LP from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

•

DCP Midstream Partners, LP may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mara L. Ransom

Legal Branch Chief

United States Securities and Exchange Commission

August 2, 2011

Please feel free to contact Mr. Michael S. Richards, Vice President and General Counsel who can be reached at (303) 633-2912, with any questions or comments you may have.

Very truly yours,

DCP Midstream Partners, LP

By:	DCP Midstream GP, LP
Its:	General Partner

By	DCP Midstream GP, LLC
Its:	General Partner

	By:	/s/Angela A. Minas
Angela A. Minas
Its: Chief Financial Officer

cc:	Lisa Kohl, Commission Staff Attorney

Catherine Brown, Commission Staff Attorney

Michael S. Richards, DCP Midstream Partners, LP

Lucy Schlauch Stark, Holland & Hart LLP